SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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TEL: (213) 687-5000 FAX: (213) 687-5600 www.skadden.com June 24, 2016 FOIA CONFIDENTIAL TREATMENT REQUEST

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CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND HAVE BEEN MARKED WITH “[**]” TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL INFORMATION HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                             AdvancePierre Foods Holdings, Inc.
Registration Statement on Form S-1
Filed April 11, 2016
File No. 333-210674

Dear Mr. Schwall:

On behalf of AdvancePierre Foods Holdings, Inc. (the “Company”), this letter is in reference to the Company’s above referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “SEC”).  This letter provides the Staff of the SEC (the “Staff”) with the Company’s responses to comments 1 and 2 of the Staff’s letter dated June 21, 2016 (the “Comment Letter”).

CONFIDENTIAL TREATMENT REQUESTED BY

ADVANCEPIERRE FOODS HOLDINGS, INC.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the SEC’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For your convenience, comments 1 and 2 from the Comment Letter are printed below in bold italics and are followed by the Company’s response.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Critical Accounting Policies and Estimates, page 66

Stock-Based Compensation, page 69

1.                                      We have reviewed the supplemental information regarding your estimated IPO price range in response to comment 14 from our letter dated May 6, 2016. Your response addresses the estimated fair value per share derived from the valuation performed in April compared to the midpoint of your IPO price range. In order to better understand the qualitative and quantitative factors you believe support the variance in prices, address the following:

•                  Tell us when management or the Board of Directors began to consider an IPO and highlight relevant milestones such as initial discussions with underwriters, selection of the underwriters, and when initial pricing was discussed. Also, describe information provided by underwriters during the selection process such as market multiples or other information suggestive of a potential price range.

Response:  From time to time, the Board of Directors of the Company (the “Board”) has evaluated transactions that could result in a monetization of the Company, including, but not limited to, an initial public offering (an “IPO”).  In late 2015, the Board decided to give stronger consideration to an IPO and members of the Board met with prospective underwriters in December 2015.  As part of the selection process, prospective underwriters provided the Board with illustrative enterprise valuations of the Company in an IPO ranging from $[**] million to $[**] million based on enterprise value multiples that ranged from [**]x to [**]x forward Adjusted EBITDA.  The Company selected its lead underwriters and hosted an organizational meeting for the IPO on January 19, 2016.  On June 10, 2016, the lead underwriters delivered their preliminary valuations to the Board and recommended a price range for the IPO based

CONFIDENTIAL TREATMENT REQUESTED BY

ADVANCEPIERRE FOODS HOLDINGS, INC.

on their due diligence, analyst estimates, the Company’s financial performance, the Company’s anticipated post-IPO balance sheet (taking into account the size of the primary offering recommended by the lead underwriters), valuations in then recent IPOs for comparable companies and then current market conditions.  Initial pricing discussions between the Company and the lead underwriters took place between June 10, 2016 and June 14, 2016.

While the Company’s IPO price range implies a valuation of the Company substantially similar to the illustrative valuations provided by the prospective underwriters in December 2015, the illustrative valuations provided by the prospective underwriters were premised on a number of assumptions, including the following key assumptions:

•                  The illustrative valuations assumed an IPO in the second quarter of 2016 and were based on estimated full year 2016 and 2017 Adjusted EBITDA, which assumed improvements in the Company’s financial performance above then current levels;

•                  Several of the illustrative valuations assumed a successful refinancing of the Company’s debt on favorable terms; and

•                  The illustrative valuations assumed that market conditions would be satisfactory for the completion of an IPO.

In addition, the lead underwriters made clear to the Board that the actual price range for an IPO would be based in part on analyst models, which were not available until June 2016. Furthermore, the lead underwriters indicated to the Board that their valuations were contingent not only on analyst estimates and expected market conditions, but also on their continued due diligence and evaluation of the Company’s financial performance.

In considering what impact, if any, the qualified information provided during the underwriter selection process should have on the Company’s determination of fair value at April 2, 2016, the Board considered the fact each prospective underwriter had an incentive to present attractive valuations to the Board as part of such process, as well as the Company’s then current financial performance and financial condition and then current market conditions.

•                  On page 3 of your response, you reference updated market conditions used in the determination of the IPO price range based on discussions with the “Representatives.” Describe the updated market conditions or industry/company events that resulted in the difference between the fair value of your common stock per the April Valuation Report and the IPO price range. In addition, quantify the relevant market metric changes between these dates based on what was relied upon for the April valuation.

CONFIDENTIAL TREATMENT REQUESTED BY

ADVANCEPIERRE FOODS HOLDINGS, INC.

Response:  As indicated in the supplemental information provided to the Staff on June 14, 2016, the Company believes that the difference between the fair value of restricted shares of the Company’s common stock as of April 2, 2016 and the midpoint of the IPO price range is the result of a number of factors, including the use of a broader comparable set of companies, removal of the non-marketability discount, the completion of the Company’s debt refinancing and improved market conditions.  The table below illustrates the effect of these factors on the valuation in the valuation report determining the fair value of the Company’s common stock as of April 2, 2016 (the “April Valuation Report”):

	Per Share Amounts (pre-stock split)		Per Share Amounts (post-stock split)		% of Change
Valuation as of April 2, 2016 per April Valuation Report	$ [**	]	$ [**	]
Change in comparable set of companies	[**	]	[**	]	[**	]%
Interest savings associated with debt refinancing	[**	]	[**	]	[**	]%
Removal of non-marketability discount of [**]%	[**	]	[**	]	[**	]%
Improvement in market conditions	[**	]	[**	]	[**	]%
Improvement in earnings	[**	]	[**	]	[**	]%
Increase in total debt as a result of refinancing	[**	]	[**	]	[**	]%
Other (1)	[**	]	[**	]	[**	]%
Midpoint of IPO price range	$ [**	]	$ [**	]

(1) Primarily the impact of the Company’s lower pro forma leverage ratio.

Additional information regarding the material factors on the valuation is included below:

•                  Comparable Set of Companies:  In comparison to the April Valuation Report, the IPO price range used a broader range of publicly-traded food companies, including mid-cap branded packaged food companies, private label focused companies, protein players and foodservice oriented companies, which resulted in a multiple that was [**]x higher than the implied multiple used in the April Valuation Report.

•                  Debt Refinancing:  The Company completed its debt refinancing on June 2, 2016, which will reduce interest expense by $24 million annually.  Assuming a [**]% tax rate and an [**]% discount rate, the Company calculates the net present value of the tax-effected interest savings as $[**] million, or a contribution to the fair value of the Company’s common stock of $[**] per share (after giving effect to the Company’s stock split).

In June 2016, the underwriters also communicated to the Board that a lower leverage ratio would be more attractive to investors in an IPO because lower leverage ratios ensure greater flexibility to complete acquisitions, fund dividends and invest in the Company’s business.  In that regard, the size of the primary offering reflected in the preliminary valuations and the recommended IPO price

CONFIDENTIAL TREATMENT REQUESTED BY

ADVANCEPIERRE FOODS HOLDINGS, INC.

range is greater than originally planned in order to achieve [**]x leverage pro forma for the IPO (instead of [**]x leverage pro forma for the IPO as initially targeted).  In addition to lower interest expense as a result of the refinancing, the Company believes this deleveraging aspect of the IPO partially explains the higher fair value implied by the Company’s IPO price range.

•                  Removal of Non-Marketability Discount:  The IPO price range represents a price per share of common stock that would be immediately marketable without any restrictions, while the April Valuation Report includes a [**]% discount for lack of marketability.

•                  Improved Market Conditions:  The April Valuation Report was based on market information as of April 2, 2016.  The midpoint of the IPO price range was based on market information as of June 9, 2016.  Between April 2, 2016 and June 9, 2016, there were a number of favorable developments in the conditions of the equity markets, including the following:

Overall Market:  Broadly, the equity indices performed favorably, as the S&P 500 Index increased 2.1% during the period.  In addition, the average enterprise value to forward EBITDA multiple of the companies included in the S&P 500 Index expanded by 0.1x.

Comparable Companies:  The key comparable companies used to value the Company outperformed the broader market with their stock prices increasing 6.0% on average over the period and their median enterprise value to forward EBITDA multiple increasing by 0.4x.

IPO Activity:  There was a significant increase in IPO activity due to reduced overall volatility in the equity capital markets.  The CBOE Volatility Index, the leading indicator for market volatility (the “VIX”), fell materially from an average of 20.37 between January 1 and April 2 to an average of 13.96 between June 1 and June 9 (the period examined by the lead underwriters in recommending an IPO price range).  A lower VIX generally implies less market uncertainty, enhancing both marketing and pricing conditions for IPOs.  In April and May 2016, 14 non-biotech and non-SPAC companies priced IPOs compared to zero non-biotech and non-SPAC IPOs in February and March 2016.

•                  Improvement in Earnings:  The IPO price range was determined based on higher levels of estimated full year 2016 and 2017 Adjusted EBITDA than projected by the Company and provided to the third-party independent valuation firm (the “Valuation Specialist”) for purposes of preparing the April Valuation Report.

•                  Also on page 3, you explain that the IPO price range does not take into account the probability of alternative outcomes. In that regard, for the April Valuation Report,

CONFIDENTIAL TREATMENT REQUESTED BY

ADVANCEPIERRE FOODS HOLDINGS, INC.

tell us more about the assumptions used for each alternative outcome considered. As part of your response, identify each scenario, the methods used to value the scenario, the price conclusion for each scenario, and the weighting applied to that scenario.

Response:  The April Valuation Report did not use the probability weighted expected return method.  Instead, the April Valuation Report determined the fair value of the Company’s common stock as of April 2, 2016 based on the following methodology:

•                  Determining the Company’s estimated enterprise value based on an equally weighted average of three methodologies: (1) a “market” approach using guideline public company multiples (the “Public Company Analysis”), (2) a “market” approach using guideline transaction multiples (the “Transaction Analysis”), and (3) an “income” approach based on unleveraged discounted future cash flows (the “Discounted Cash Flow Analysis”);

•                  Subtracting the Company’s current balances of interest-bearing debt and debt-like instruments;

•                  Applying a discount for the non-marketability of the Company’s common stock; and

•                  Dividing the result by the fully-diluted number of shares of the Company’s common stock outstanding.

Set forth below is a summary of the valuation in the April Valuation Report:

April 2, 2016
($ in millions except per share amounts)
Estimated enterprise value (1):
Public Company Analysis	$ [**	]
Transaction Analysis	[**	]
Discounted Cash Flow Analysis	[**	]
	$ [**	]
Interest-bearing debt and debt-like instruments	[**	]
Total equity value on a marketable basis	$ [**	]
Non-marketability discount of [**]%	[**	]
Total equity value on a non-marketable basis	$ [**	]

Number of shares of common stock outstanding pre-stock split	1.4
Value per share of common stock on a non-marketable basis (2)	$ [**	]

(1) Reflects the mid-point of the range based on each methodology.

(2) $[**] per share as adjusted for the Company’s stock split.

Additional information about the key assumptions and methods used by the Valuation Specialist in the April Valuation Report is included below:

CONFIDENTIAL TREATMENT REQUESTED BY

ADVANCEPIERRE FOODS HOLDINGS, INC.

•                  Adjusted EBITDA:  The Adjusted EBITDA used by the Valuation Specialist was the Company’s trailing or forward twelve-month Adjusted EBITDA determined by the Company on a consistent basis as presented under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Financial Measure” in the Registration Statement.

•                  Equal Weighting:  The Valuation Specialist equally weighted the three methodologies (the Public Company Analysis, the Transaction Analysis and the Discounted Cash Flow Analysis) in the April Valuation Report.  The Board believed this assumption was reasonable because the Board determined that each of the following alternative outcomes remained equally likely as of April 2, 2016 for the reasons discussed further below:

•                  an IPO (represented by the Public Company Analysis);

•                  a sale of the Company (represented by the Transaction Analysis); and

•                  the Company continuing as a private, stand-alone entity (represented by the Discounted Cash Flow Analysis).

In determining that each of these alternative outcomes remained equally likely as of April 2, 2016, the Board considered the fact that members of the Board met with prospective underwriters in December 2015 and the fact that the Company and its advisors had started preparing the Registration Statement, which was initially filed with the SEC on April 11, 2016, but determined that a higher weighting for an IPO was not appropriate because the filing of a registration statement with the SEC has, in other transactions, led potential buyers to approach the registrant about pursuing a private sale transaction (such as the proposed initial public offerings of Interactive Data, OneMain Financial, Petco Holding and SunGard Data, all of which withdrew their IPO registration statements following the announcement of an acquisition transaction) and the market conditions as of April 2, 2016 were sufficiently unfavorable that there was no guarantee that an IPO could be successful.  These factors, along with the fact that the Company had not yet completed the SEC review process, caused the Board to believe an equal weighting of the three alternative outcomes and the three methodologies continued to be reasonable.

•                  Public Company Analysis:  For the Public Company Analysis, the Valuation Specialist selected a multiple range of [**]x to [**]x Adjusted EBITDA for last twelve months ended April 2, 2016, [**]x to [**]x estimated Adjusted EBITDA for fiscal 2016 and [**]x to [**]x estimated Adjusted EBITDA for fiscal 2017.  The Valuation Specialist’s multiple range selection was based on the multiples implied by the trading prices of comparable public companies.  The Valuation Specialist concluded that an appropriate set of comparable public companies

CONFIDENTIAL TREATMENT REQUESTED BY

ADVANCEPIERRE FOODS HOLDINGS, INC.

should include a combination of “protein heavy” companies (i.e. Tyson Foods, Inc. (“Tyson”) and Sanderson Farms, Inc.) as well as higher margin food companies.  The Valuation Specialist also concluded that the comparable set for the Company should weight Tyson more heavily because it is the Company’s largest competitor in several product areas.  At April 2, 2016, Tyson was trading at a 9.7x forward EBITDA multiple, but had historically traded at a 7.0x forward EBITDA multiple, and the Valuation Specialist believed that the multiples were potentially skewed because the market was giving Tyson credit for the unrealized synergies associated with the acquisition of Hillshire Brands.

•                  Transaction Analysis:  For the Transaction Analysis, the Valuation Specialist selected a multiple range of [**]x to [**]x Adjusted EBITDA.  The Valuation Specialist’s multiple range selection was based on a number of factors including a review of comparable transactions as well as discussions with the Company’s management and principal stockholders.  For comparable transactions, the median multiple was [**]x trailing twelve-month EBITDA.  The universe of closely comparable transactions was limited, however, and it included some transactions (for example, Tyson’s acquisition of Hillshire Brands at 15.8x trailing twelve-month EBITDA) that the Company’s management believed transacted much higher than the Company would be valued.  Because of a shortage of truly comparable deals, the Valuation Specialist relied heavily on prior acquisitions made by the Company (typically in the [**]x range) as well as certain transactions that the Company’s management and principal stockholders indicated were most comparable to the Company in selecting the multiple range.  In particular, the Valuation Specialist viewed the acquisition of CTI Foods Holding Co., LLC (“CTI Foods”) in 2013 as the best comparable transaction in the group because CTI Foods is similar in size to the Company and has a similar business to the Company with significant sales of foodservice, non-consumer branded protein input products.  Another relevant comparable transaction was Henan Shineway Industry Group Co., Ltd.’s acquisition of Smithfield Foods, Inc.  While the Valuation Specialist considered all of the comparable transactions, the Valuation Specialist focused on these particular deals in selecting the appropriate multiple range.

•                  Discounted Cash Flow Analysis:  For the Discounted Cash Flow Analysis, the Valuation Specialist relied on projections provided by the Company, which were initially prepared for internal tax planning purposes and incorporated the Company’s 2016 operating plan approved by the Board.  The Valuation Specialist applied an [**]% discount rate based on its assessment of the weighted average cost of capital for a typical industry capital structure, the size of the Company relative to the comparable companies and the Company’s status as a private company.

CONFIDENTIAL TREATMENT REQUESTED BY

ADVANCEPIERRE FOODS HOLDINGS, INC.

•                  Non-Marketability Discount:  The Valuation Specialist used a [**]% discount for lack of marketability that was based on blended average outcomes under the Finnerty and Chaffe models, using a time to liquidity assumption of one year.  The time to liquidity assumption was reflective of several factors, including (a) the fact that the earliest an IPO could launch was mid-2016 (with current market uncertainty and the limited number of IPOs, the Company noted that it could easily be nine months or more taking into account market blackout periods) and (b) the existence of typical “lock up” agreements for executives and directors with a period of at least six months from the date of an IPO.  Even in the event of an IPO, the weighted average time for liquidity for key executives could be longer than the assumption made by the Valuation Specialist given that holders of restricted shares of common stock may not be able to access the market until subsequent registrations, which could be one and a half to two years in the future.

2.                                      Disclosure on page 71 of your filing identifies factors underlying the increase in the fair value of your restricted shares from $275 to $505 (e.g., updates to the implied multiple of earnings applied to Adjusted EBITDA based on current market activity and your achieved growth, adjustment of the non-marketability discount to reflect a reduced time horizon for a potential liquidity event, etc.). Please provide additional detail describing the qualitative factors that help to explain this change in fair value. Explain the components of the adjustments to EBITDA that gave rise to the increase in valuation, and provide the change in discount rates and growth achievements supporting your conclusions.

Response:  In response to the Staff’s comment, the Company has attached as Annex A to this letter a draft of the proposed disclosure that is expected to be included in a pre-effective amendment to the Registration Statement, together with the expected price range and the Company’s stock split.  To facilitate the Staff’s review, additions to the disclosure are shown as underlined and deletions to the disclosure are shown with a strikethrough.

The Company also advises the Staff that, while the Board’s determination of fair value was based on the Company’s trailing twelve-month Adjusted EBITDA, the Company’s trailing twelve-month EBITDA and net income also increased by $39.7 million and $35.6 million, respectfully, from July 4, 2015 to January 2, 2016.  As such, the increase in the valuation was a result of the Company’s improved operating performance and not the adjustments to EBITDA.

In addition, tell us whether the valuations for restricted shares granted during the quarters ended October 3, 2015 and January 2, 2016 were based on approaches that take into account the probability of alternative outcomes. As part of your response, identify each scenario, the methods used to value the scenario, the price conclusion for each scenario, and the weighting applied to that scenario.

CONFIDENTIAL TREATMENT REQUESTED BY

ADVANCEPIERRE FOODS HOLDINGS, INC.

Response:  The Company determines the fair value of its restricted shares of common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.  The Company’s capital structure is not complex, with the only outstanding equity securities being common stock.  The Company also has an established financial history of product revenue and has recently improved its profitability and expanded its margins, as well as generated greater levels of cash flows from operating activities and reduced its debt.  Based on these factors, the Company has determined that estimating the fair value of its restricted stock awards using a market-comparable approach is generally most appropriate.  On an annual basis, however, the Company also performs an income approach in the form of a discounted cash flow model to compare the results with those obtained under the market-comparable approach.  The Company also periodically obtains valuation reports from independent valuation specialists and compares the results with its internal methodology.  The fair values of the Company’s restricted shares of common stock set forth in the April Valuation Report and the January Valuation Report (as defined below) were approximately the same as (i.e. within 1% of) the fair values determined internally as of the same dates, confirming the overall reliability of our internal methodology for interim valuation purposes.  In addition to determining the fair value of the Company’s restricted shares of common stock for purposes of determining stock-based compensation expense, the Company’s determination of fair value has been consistently applied in other related transactions with executives, such as reporting of taxable income under IRS Section 83(b) elections and settlement of stock redemptions from terminated executives upon exercise of a call right and the purchase of shares either by other existing stockholders or the Company.

The fair value of the Company’s restricted shares of common stock was $275 (or $[**] after giving effect to the Company’s stock split) on the grant dates during the quarters ended October 3, 2015 and January 2, 2016 based on a valuation as of July 4, 2015 prepared by internal valuation personnel using the market-comparable approach.  The unvested portions of these restricted share grants were revalued to $505 (or $[**] after giving effect to the Company’s stock split) as of January 2, 2016, based on a valuation completed as of that date, and again revalued to $555 (or $[**] after giving effect to the Company’s stock split) as of April 2, 2016, based on a valuation completed as of that date.  Consistent with the internal valuation methodology discussed above, the internal valuations as of July 4, 2015, January 2, 2016 and April 2, 2016 did not take into account the probability of alternative outcomes.  The Company obtained valuation reports from independent valuation specialists as of January 2, 2016 and April 2, 2016, however, that considered alternative outcomes.

For the Staff’s reference, the following table summarizes the fair value of the Company’s restricted shares of common stock as of January 3, 2015, July 4, 2015,

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ADVANCEPIERRE FOODS HOLDINGS, INC.

January 2, 2016 and April 2, 2016 as determined using the internal valuation methodology:

	April 2, 2016		January 2, 2016		July 4, 2015		April 3, 2015
($ in millions except per share amounts)
LTM Adjusted EBITDA:	$267.3		$260.2		$219.3		$170.5

Enterprise value	$ [**]		$ [**]		$ [**]		$ [**]
Interest-bearing debt and debt-like instruments, net of cash	1,268.2		1,293.8		1,384.7		1,337.4
Total equity value on a marketable basis	$ [**]		[**]		[**]		[**]
Non-marketability discount (1)	[**]		[**]		[**]		[**]
Total equity value on a non-marketable basis	$ [**]		$ [**]		$ [**]		$ [**]

Number of shares of common stock outstanding	1.4		1.4		1.4		1.4
Value per share of common stock on a non-marketable basis	$555		$505		$275		$75

Underlying Assumptions:
Implied multiple	[**]		[**]		[**]		[**]
Non-marketability discount (1)	[**]	%	[**]	%	[**]	%	[**]	%

(1) In comparison to the April Valuation Report and the January Valuation Report (as defined below), the internal valuation methodology used a slightly higher average multiple of earnings and a slightly higher non-marketability discount, which resulted in fair values that were approximately the same as (i.e. within 1% of) the valuations prepared by the Valuation Specialist.

In addition to preparing internal valuations as of July 4, 2015 and January 2, 2016 using the market-comparable approach, the Board engaged the Valuation Specialist that prepared the April Valuation Report to perform an independent determination of the fair value of the Company’s restricted shares of common stock as of January 2, 2016 (the “January Valuation Report”).  Consistent with the April Valuation Report, the January Valuation Report did not use the probability weighted expected return method.  Instead, the January Valuation Report determined the fair value of the Company’s common stock as of January 2, 2016 based on the following methodology:

•                  Determining the Company’s estimated enterprise value based on an equally weighted average of three methodologies: (1) the Public Company Analysis, (2) the Transaction Analysis, and (3) the Discounted Cash Flow Analysis;

•                  Subtracting the Company’s current balances of interest-bearing debt and debt-like instruments;

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ADVANCEPIERRE FOODS HOLDINGS, INC.

•                  Applying a discount for the non-marketability of the Company’s common stock; and

•                  Dividing the result by the fully-diluted number of shares of the Company’s common stock outstanding.

Set forth below is a summary of the valuation in the January Valuation Report:

January 2, 2016
($ in millions except per share amounts)
Estimated enterprise value (1):
Public Company Analysis	$ [**]
Transaction Analysis	[**]
Discounted Cash Flow Analysis	[**]
$ [**]
Interest-bearing debt and debt-like instruments	1,285.1
Total equity value on a marketable basis	$ [**]
Non-marketability discount of [**]%	[**]
Total equity value on a non-marketable basis	$ [**]

Number of shares of common stock outstanding pre-stock split	1.4
Value per share of common stock on a non-marketable basis (2)	$ [**]

(1) Reflects the mid-point of the range based on each methodology.

(2) $[**] per share as adjusted for the Company’s stock split.

Additional information about the key assumptions and methods used in the January Valuation Report is included below:

•                  Adjusted EBITDA:  Consistent with the April Valuation Report, the Adjusted EBITDA used by the Valuation Specialist was the Company’s trailing or forward twelve-month Adjusted EBITDA determined by the Company on a consistent basis as presented under “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Financial Measure” in the Registration Statement.

•                  Equal Weighting:  Consistent with the April Valuation Report, the Valuation Specialist equally weighted the three methodologies (the Public Company Analysis, the Transaction Analysis and the Discounted Cash Flow Analysis) in the January Valuation Report.  In reviewing the January Valuation Report, the Board believed this assumption was reasonable because the Board determined that each of the following alternative outcomes remained equally likely as of January 2, 2016:

•                  an IPO (represented by the Public Company Analysis);

•                  a sale of the Company (represented by the Transaction Analysis); and

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ADVANCEPIERRE FOODS HOLDINGS, INC.

•                  the Company continuing as a private, stand-alone entity (represented by the Discounted Cash Flow Analysis).

•                  Public Company Analysis:  For the Public Company Analysis, the Valuation Specialist selected a multiple range of [**]x to [**]x Adjusted EBITDA for last twelve months ended January 2, 2016, [**]x to [**]x estimated Adjusted EBITDA for fiscal 2016 and [**]x to [**]x estimated Adjusted EBITDA for fiscal 2017.  The Valuation Specialist’s multiple range selection was based on the multiples implied by the trading prices of comparable public companies.  Similar to the April Valuation Report, the Valuation Specialist concluded that an appropriate set of comparable public companies should include a combination of “protein heavy” companies (i.e. Tyson and Sanderson Farms, Inc.) as well as higher margin food companies.  The Valuation Specialist also concluded that the comparable set for the Company should weight Tyson more heavily because it is the Company’s largest competitor in several product areas.  At January 2, 2016, Tyson was trading at an 8.0x forward EBITDA multiple, but had historically traded at a 7.0x forward EBITDA multiple, and the Valuation Specialist believed that the multiples were potentially skewed because the market was giving Tyson credit for the unrealized synergies associated with the acquisition of Hillshire Brands.

•                  Transaction Analysis:  For the Transaction Analysis, the Valuation Specialist selected a multiple range of [**]x to [**]x Adjusted EBITDA.  Similar to the April Valuation Report, the Valuation Specialist’s multiple range selection was based on a number of factors including a review of comparable transactions as well as discussions with the Company’s management and principal stockholders.  For comparable transactions, the median multiple was [**]x trailing twelve-month EBITDA.  The universe of closely comparable transactions was limited, however, and it included some transactions (for example, Tyson’s acquisition of Hillshire Brands at 15.8x trailing twelve-month EBITDA) that the Company’s management believed transacted much higher than the Company would be valued.  Because of a shortage of truly comparable deals, the Valuation Specialist relied heavily on prior acquisitions made by the Company (typically in the 7.0x range) as well as certain transactions that the Company’s management and principal stockholders indicated were most comparable to the Company in selecting the multiple range.  In particular, the Valuation Specialist viewed the acquisition of CTI Foods in 2013 as the best comparable transaction in the group because CTI Foods is similar in size to the Company and has a similar business to the Company with significant sales of foodservice, non-consumer branded protein input products.  Another relevant comparable transaction was Henan Shineway Industry Group Co., Ltd.’s acquisition of Smithfield Foods, Inc.  While the Valuation Specialist considered all of the comparable transactions, the Valuation Specialist focused on these particular deals in selecting the appropriate multiple range.

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ADVANCEPIERRE FOODS HOLDINGS, INC.

•                  Discounted Cash Flow Analysis:  For the Discounted Cash Flow Analysis, the Valuation Specialist relied on projections provided by the Company, which were initially prepared for internal tax planning purposes and incorporated the Company’s 2016 operating plan approved by the Board.  The Valuation Specialist applied an [**]% discount rate based on its assessment of the weighted average cost of capital for a typical industry capital structure, the size of the Company relative to the comparable companies and the Company’s status as a private company.

•                  Non-Marketability Discount:  The Valuation Specialist used a [**]% discount for lack of marketability that was based on blended average outcomes under the Finnerty and Chaffe models, using a time to liquidity assumption of [**] years.  The time to liquidity assumption was reflective of several factors, including (a) the fact that the earliest an IPO could launch was mid-2016 (with current market uncertainty and the limited number of IPOs, the Company noted that it could easily be nine months or more taking into account market blackout periods) and (b) the existence of typical “lock up” agreements for executives and directors with a period of at least six months from the date of an IPO.  Even in the event of an IPO, the weighted average time for liquidity for key executives could be longer than the assumption made by the Valuation Specialist given that holders of restricted shares of common stock may not be able to access the market until subsequent registrations, which could be one and a half to two years in the future.

As discussed above, the fair value of the Company’s restricted shares of common stock set forth in the January Valuation Report was approximately the same as (i.e. within 1% of) the fair value determined internally as of January 2, 2016, confirming the overall reliability of our internal methodology for interim valuation purposes.

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Please contact the undersigned at (213) 687-5527 should you require further information.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko, Esq.

cc:                                AdvancePierre Foods Holdings, Inc.
John N. Simons, Jr.
Michael B. Sims

CONFIDENTIAL TREATMENT REQUESTED BY

ADVANCEPIERRE FOODS HOLDINGS, INC.

Skadden, Arps, Slate, Meagher & Flom LLP
Jeffrey H. Cohen, Esq.
Gregg A. Noel, Esq.
Allison M. Hunter, Esq.

CONFIDENTIAL TREATMENT REQUESTED BY

ADVANCEPIERRE FOODS HOLDINGS, INC.

Annex A

Revised Disclosure
(marked to show changes from Amendment No. 2 to the Registration Statement)

“The increase in fair value from $~~275~~[**] to $~~505~~[**] was primarily driven by an ~~additional~~ increase in our enterprise value as a result of a $40.9 million increase in Adjusted EBITDA for the trailing twelve months ended January 2, 2016 to $260.2 million ~~per share, updates to the implied multiple of earnings applied to Adjusted EBITDA based on current market activity and our achieved growth, adjustment of the non-marketability discount to reflect a reduced time horizon for a potential liquidity event and a~~compared to $219.3 million for the trailing twelve months ended July 4, 2015.  Our operating performance improved primarily as a result of strategic pricing, implementation of the APF Way and operational productivity cost savings initiatives, which required several quarters to implement and achieve results.  We also integrated two strategic acquisitions during fiscal 2015, which made a significant incremental contribution to our operating results for the second half of fiscal 2015 compared to the second half of fiscal 2014.  Improvements in our operating performance generally have a significant impact on the fair value of our restricted stock awards due to our high level of indebtedness.  Partially offsetting the impact of our improved operating performance on our enterprise value was a 3.0% reduction in the market benchmark multiple applied to our Adjusted EBITDA for the trailing twelve months ended January 2, 2016 compared to the market benchmark multiple applied to our Adjusted EBITDA for the trailing twelve months ended July 4, 2015.  We reduced the market benchmark multiple due to reduced transaction activity observed in the market, as well as an anticipated slowdown in our growth.  In addition to the increase in our enterprise value, the fair value of our restricted shares increased as a result of a $90.9 million reduction in debt, net of cash, to $1,293.8 million~~.~~ as of January 2, 2016 compared to $1,384.7 million as of July 4, 2015.  We improved our working capital management during fiscal 2015, which increased our operating cash flows and allowed us to significantly reduce our outstanding debt primarily during the last two months of fiscal 2015.  In determining the fair value of our restricted shares as of January 2, 2016, we also reduced the non-marketability discount applied to our enterprise value, after subtracting our debt, net of cash, by 5.0% compared to the non-marketability discount applied as of July 4, 2015, which had the effect of increasing the fair value of our restricted shares by 5.0%.  We reduced the non-marketability discount based on conversations with our principal stockholders and their increasing consideration of strategic sale alternatives or other liquidity events, including an initial public offering.”

CONFIDENTIAL TREATMENT REQUESTED BY

ADVANCEPIERRE FOODS HOLDINGS, INC.